Exhibit 99.1

 FINANCIAL FEDERAL CORPORATION REPORTS RECORD SECOND QUARTER RESULTS

    *  Record Net Income - $10.7 million (16% increase)
    *  Record Diluted EPS - $0.41 (17% increase)
    * Record Receivables Originations - $325 million (18% increase)
    *  Record Finance Receivables Outstanding - $1.81 billion
       (17% annualized growth)
    *  Loss Ratio - 0.02% (annualized)


NEW YORK, NY: March 6, 2006 - Financial Federal Corporation (NYSE: FIF) today announced results for its second quarter ended January 31, 2006. Net income for the quarter was $10.7 million, 16% higher than the $9.2 million earned in the second quarter of fiscal 2005. Diluted earnings per share increased by 17% to $0.41 from $0.35. Finance receivables originated during the quarter were $325 million compared to $275 million in the second quarter of fiscal 2005. Recording compensation expense for stock options under SFAS 123R reduced net income for the quarter by $0.2 million but did not reduce diluted earnings per share.

For the first six months of fiscal 2006 and 2005, net income was $21.0 million and $17.8 million, respectively, an 18% increase. Diluted earnings per share increased by 18% to $0.80 from $0.68. Finance receivables originated increased by 31% to $648 million from $493 million. Finance receivables outstanding grew at an annualized rate of 17% to $1.81 billion at January 31, 2006 compared to $1.67 billion at July 31, 2005. Compensation expense recorded for stock options reduced net income for the six months by $0.4 million and reduced diluted earnings per share by $0.01.

Paul R. Sinsheimer, CEO, commented: "The second quarter of fiscal 2006 was another excellent quarter. Receivables outstanding, originations and net income were quarterly records. Credit quality statistics remain at the best levels in the Company's history. Interestingly, receivable prepayments continued at higher than expected levels given the current interest rate environment. We are positive about our prospects, but continue to be concerned about the flat yield curve as well as energy costs."

Steven F. Groth, CFO, remarked: "Receivables growth and superior asset quality continue to produce strong quarterly earnings gains leading to higher returns on equity and the recent 50% increase in our quarterly dividend. These shareholder returns are achieved on a conservative foundation of moderate financial leverage (3.7x at January 31, 2006) and strong liquidity."


Asset Quality

Asset quality measures continued at exceptional levels in the second quarter of fiscal 2006:
   * Net charge-offs were only $72,000 or 0.02% (annualized) of average finance receivables compared to $37,000 and 0.01% at October 31, 2005 and $0.3 million and 0.08% at January 31, 2005.
   * Non-performing assets were 0.68% of total finance receivables at January 31, 2006 compared to 0.68% at October 31, 2005 and 1.81% at January 31, 2005.
   * Delinquent receivables (60 days or more past due) were 0.50% of total receivables at January 31, 2006 compared to 0.46% at October 31, 2005 and 0.83% at January 31, 2005.

For the first six months of fiscal 2006 and 2005, net charge-offs were $0.1 million or 0.01% (annualized) of average finance receivables and $1.1 million and 0.14%, respectively.


Other Financial Highlights

   * Net interest margin declined to 5.21% in the second quarter from 5.40% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates.
   * There was no provision for credit losses in the second quarter compared to $0.3 million in the prior year. The decline reflects lower net charge-offs.
   * Salaries and other expenses increased to $5.8 million in the second quarter from $5.2 million in the prior year. The increase reflects higher salary expense including compensation expense recorded for stock options. The efficiency ratio improved to 24.6% from 25.2% and the expense ratio improved to 1.28% from 1.36%.
   * Return on equity improved to 11.8% from 11.6% in the prior year.


Conference Call

The Company will host a conference call March 7, 2006 at 11:00 a.m. (ET) to discuss its second quarter results. The call will be broadcast on the Company's website www.financialfederal.com
(click on Investor Relations).


About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying such risks and uncertainties.



CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000



          CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                              Three months ended     Six months ended
                                     January 31,          January 31,
                              ---------------------------------------
                                  2006      2005       2006      2005
=====================================================================
Finance income                 $39,438   $31,064    $75,991   $60,956
Interest expense                16,045    10,458     30,291    19,754
---------------------------------------------------------------------
  Net finance income before
   provision for credit losses
   on finance receivables       23,393    20,606     45,700    41,202
Provision for credit losses on
 finance receivables                 -       300          -     1,250
---------------------------------------------------------------------
  Net finance income            23,393    20,306     45,700    39,952
Salaries and other expenses      5,761     5,201     11,259    10,882
---------------------------------------------------------------------
  Income before income taxes    17,632    15,105     34,441    29,070
Provision for income taxes       6,904     5,867     13,468    11,272
---------------------------------------------------------------------
    NET INCOME                 $10,728   $ 9,238    $20,973   $17,798
=====================================================================

Earnings per common share:
    Diluted                    $  0.41   $  0.35    $  0.80   $  0.68
=====================================================================
    Basic                      $  0.42   $  0.36    $  0.81   $  0.70
=====================================================================

Number of shares used:
    Diluted                     26,444    26,124     26,332    26,016
=====================================================================
    Basic                       25,799    25,467     25,760    25,404
=====================================================================


          CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                           (In thousands)

=====================================================================
                               January 31,     July 31,   January 31,
                                      2006         2005          2005
=====================================================================
ASSETS
Finance receivables             $1,810,406   $1,666,079    $1,534,130
Allowance for credit losses        (24,116)     (24,225)      (24,250)
---------------------------------------------------------------------
  Finance receivables - net      1,786,290    1,641,854     1,509,880
Cash                                 7,869        8,456         7,576
Other assets                        10,080       11,535        11,474
---------------------------------------------------------------------
  TOTAL ASSETS                  $1,804,239   $1,661,845    $1,528,930
=====================================================================

LIABILITIES
Debt                            $1,369,300   $1,259,700    $1,142,100
Accrued interest, taxes and
 other liabilities                  68,474       60,031        62,285
---------------------------------------------------------------------
  Total liabilities              1,437,774    1,319,731     1,204,385

STOCKHOLDERS' EQUITY               366,465      342,114       324,545
---------------------------------------------------------------------
  TOTAL LIABILITIES AND EQUITY  $1,804,239   $1,661,845    $1,528,930
=====================================================================